

<u>MAIL STOP 3010</u>

May 19, 2009

David M. Blackman
Government Properties Income Trust
400 Centre Street
Newton, MA 02458

>   **Re: Government Properties Income Trust**
>   **Amendment No. 3 to Form S-11**
>   **File No. 333-157455**
>   **Filed May 8, 2009**

Dear Mr. Blackman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Distribution Policy, page 23</u>

1.   Please clarify your disclosure to illustrate that your estimated cash available for distribution is for the twelve months ended March 31, 2010, not for the fiscal year ended December 31, 2009.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 32</u>

2.   Please ensure you update the information contained within footnote one to the table disclosing Lease expirations by square footage and rental income. For

example, we note that tenants contributing approximately 14.4% of pro forma rental income for the twelve months ended March 31, 2009 have exercisable rights to terminate their leases before such term expires. Per your disclosure within Risk Factors, the contribution of rental income from these tenants occupying the same amount of rentable square footage is 13.8%. Further, it also appears that the disclosure of rental income for tenants that can exercise early termination rights in 2010 and 2011 does not agree to your Risk Factors disclosure. Please advise or revise.

Business

Our Financing Policies, page 45

3.   We note that upon completion of the offering and repayment of a substantial amount under your credit facility, your credit facility will convert into a $250 million revolving credit facility. Please add clarifying disclosure throughout the prospectus to indicate that your credit facility will convert into a revolving credit facility.

Our Management Agreements, page 60

4.   We note your response to comment 4 of our letter dated April 24, 2009 and the revised disclosure on page 63 that for every $1 million you borrow and invest, RMR will earn an additional $5,000 per annum in business management fees. Considering initial additional investments will accrue a management fee based on 0.7%, please revise your leverage disclosure to reflect the applicable percentage. Also disclose the aggregate business management fees based upon your leverage policy of 50% of the undepreciated book value of your assets.

Exhibits

5.   Prior to effectiveness, please file executed copies of each agreement wherever possible and include all schedules and exhibits to such agreements. For example, please see Exhibit 10.2, Credit Agreement. Also file executed copies of your legality and tax opinions.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Margaret Cohen
        Fax No. (617) 305-4859